

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

June 4, 2009

By U.S. Mail and Facsimile to: (717) 436-7551

JoAnn N. McMinn
Chief Financial Officer
Juniata Valley Financial Corp.
Bridge and Main Streets, PO Box 66
Mifflintown, PA 17059-0066

> **Re: Juniata Valley Financial Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 13, 2009**
> **File No. 000-13212**

Dear Ms. McMinn:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation

Executive Compensation Actions and Decisions, page 14 of Definitive Proxy Statement on Schedule 14A

1.   Please tell us why you have not disclosed the performance targets utilized in determining awards under the Executive Annual Incentive Plan for your named executive officers for the 2008 fiscal year. For example, you have not disclosed

the business unit goals or the specific targets for earnings per share and return on average equity that were used as bases for awarding annual incentive plan bonuses to your named executive officers. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

Item 13. Certain Relationships and Related Transactions and Director Independence

Related Party Transactions, page 7 of Definitive Proxy Statement on Schedule 14A

2.	We note the disclosure on page 7 that loans were made on substantially the same terms as those prevailing at the time for comparable transactions with others. Please confirm, and revise future filings to disclose, if true, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

Item 15. Exhibits and Financial Statement Schedules

Exhibit 10.9

3.	We note that Exhibit 10.9, the company's Executive Annual Incentive Plan, refers to Exhibit A (a list of participants) and Exhibit B (annual performance factors), both of which appear to be updated on an annual basis and neither of which appear to be filed with Exhibit 10.9 or otherwise. Please tell us how you determined that these exhibits to the plan were not required to be filed when the company entered into the plan and are not required to be filed each year when the participants and performance targets are updated.

Exhibits 31.1 and 31.2

4.	We note that Exhibits 31.1 and 31.2 to the Form 10-K contain modifications of the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K. In particular, you have included the titles of the certifying individuals at the beginning of the certifications. In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3419 with any questions.

Sincerely,

Christian Windsor
Special Counsel